

February 24, 2021

Chamath Palihapitiya
Chief Executive Officer
Social Capital Hedosophia Holdings Corp. V
317 University Ave, Suite 200
Palo Alto, CA 94301

> **Re: Social Capital Hedosophia Holdings Corp. V**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed February 10, 2021**
> **File No. 333-252009**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

1. We note that SoFi Invest offers a program through which investors have the opportunity to purchase fractional shares. Please provide us with a complete description of the materials terms and features of this program and your legal analysis as to whether the offer and sale of the fractional shares through this program represent a separate or new security. *See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 756 F.2d 230 (2d Cir. 1985) and *Abrahamson v. Fleschner*, 586 F.2d 862 (2d Cir. 1977). Please also provide us with your legal analysis as to whether the offer and sale of the fractional shares through this program are security-based swaps.

You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Howard L. Ellin